SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

January 13, 2017

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Pre-Effective Amendment No. 3 to the Registration Statement

on Form N-2, Filed January 11, 2017

File No. 333-202672

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 12, 2017 with respect to pre-effective amendment no. 3 to the Company’s registration statement on Form N-2 (File No. 333-202672) filed with the Commission on January 11, 2017 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below in italics and followed by the Company’s response.

1.	The Staff notes the following paragraph that appears on page 7 and 141 of the Prospectus: “From January 1, 2005 through March 31, 2016, the “Pre-Incentive Fee Net Investment Income,” which was expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding calendar quarter, was compared to one-fourth of an annual hurdle rate that was determined as of the immediately preceding December 31st by adding 5.00% to the interest rate then payable on the most recently issued five-year U.S. Treasury Notes, up to a maximum annual hurdle rate of 10.00%.” In the final Prospectus that is used in connection with any offering of securities off of the Registration Statement please add the following disclosure to the end of the foregoing paragraph: “The net investment income incentive fee would then equal 20% of the “Pre-Incentive Fee Net Investment Income” rate of return for any calendar quarter that exceeded the resulting quarterly hurdle rate.”

Dominic Minore, Esq.

January 13, 2017

The Company confirms to the Staff that it will add the above-referenced disclosure to the final Prospectus that is used in connection with any offering of securities off of the Registration Statement.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, Steven B. Boehm at (202) 383-0176 or Vlad M. Bulkin at (202) 383-0815.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Jonathan H. Cohen / TICC Capital Corp.

Steven B. Boehm, Esq. / Sutherland Asbill & Brennan LLP

Vlad M. Bulkin, Esq. / Sutherland Asbill & Brennan LLP